November 9, 2011
ATTORNEYS AT LAW
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MILWAUKEE, WISCONSIN  53202-5306
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www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
041754-0130

VIA EDGAR SYSTEM

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	PL Capital Group – Preliminary Proxy Materials Related to HF Financial Corp.

Ladies and Gentlemen:

We are writing on behalf of the PL Capital Group.  The PL Capital Group consists of the following (collectively, “PL Capital Group”): Financial Edge Fund, L.P., a Delaware limited partnership; Financial Edge-Strategic Fund, L.P., a Delaware limited partnership; PL Capital/Focused Fund, L.P., a Delaware limited partnership; PL Capital, LLC, a Delaware limited liability company; PL Capital Advisors, LLC, a Delaware limited liability company; Goodbody/PL Capital, L.P., a Delaware limited partnership; Goodbody/PL Capital, LLC, a Delaware limited liability company; John W. Palmer; Richard J. Lashley; Beth R. Lashley; Robin Lashley and PL Capital Defined Benefit Pension Plan, a pension plan for PL Capital, LLC and its managing members.  On behalf of the PL Capital Group, we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the PL Capital Group’s amended preliminary proxy statement and form of preliminary proxy (under the cover page required by Rule 14a-6(m) and Schedule 14A of the Exchange Act) for use in conjunction with the 2011 annual meeting of shareholders of HF Financial Corp. (the “Annual Meeting”).

The only substantive matters to be considered at the Annual Meeting of which the PL Capital Group is aware are: (1) a proposal to elect two directors; and (2) the ratification of the appointment of Eide Bailly, LLP as the independent registered public accounting firm for the fiscal year ending June 30, 2012.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.
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